I-Mab Announces Intention to Undertake Strategic Transformation to Global Biotech Platform, to Pursue Hong Kong IPO, and Rebrand as NovaBridge Biosciences

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New business model reflects strategic transition to a global biotech platform focused on business development and translational clinical development to accelerate access to innovative medicines for patients worldwide
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Intention to pursue a Hong Kong initial public offering (IPO) to expand access to global capital and innovation through dual listing on NASDAQ and Hong Kong Stock Exchange (HKEX)
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Name change to be effective following shareholder approval, which is expected at the Extraordinary General Meeting (EGM) on October 24, 2025
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Pending acquisition of AM712 (also known as ASKG712), to be named VIS-101, a novel bifunctional biologic targeting VEGF-A/ANG2, and a more potent molecule that could potentially provide more effective and durable treatment benefits for patients with wet AMD and DME than current standard of care. The pending acquisition will be completed by a newly formed subsidiary Visara, Inc., a clinical-stage biopharmaceutical company focused on the development of ophthalmic therapeutics for serious eye disorders
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Appointment of Mr. Kyler Lei as Chief Financial Officer, bringing significant expertise in Hong Kong and global capital markets

ROCKVILLE, MD, October 16, 2025 – I-Mab (NASDAQ: IMAB) (I-Mab or the Company), is a global biotechnology platform company committed to accelerating access to innovative medicines for patients worldwide, announced its new business model, focused on its global capabilities built to accelerate access to innovative medicines and to enable broad strategic growth. The Company announced its intention to pursue a Hong Kong IPO through dual listing on NASDAQ and Hong Kong Stock Exchange (HKEX). The Company intends to operate under the new name of NovaBridge Biosciences.

The Company also announced the pending acquisition of VIS-101, a novel bifunctional biologic targeting VEGF-A and ANG2, and a more potent molecule that could potentially provide more durable treatment benefits for patients with wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME) than current standard of care. The pending acquisition will be made by a newly formed subsidiary, Visara, Inc. (Visara), a clinical-stage biopharmaceutical company focused on developing ophthalmic therapeutics for serious eye disorders, and is expected to be completed later this month.

In addition, the Company reaffirmed its previously announced givastomig investment plans as part of its new strategy.

Mr. Kyler Lei has been named Chief Financial Officer (CFO) of I-Mab, bringing significant expertise in the Hong Kong and global capital markets.

The Company sees a significant growth potential from the Asia Pacific originated biopharma innovations. Confidence in this opportunity comes from emerging trends showing that the Asia Pacific region has generated more than 30% of global biopharma assets under development, and has achieved more than $80B in deal value through collaborations with leading multi-national pharmaceutical organizations. In addition, the Asia Pacific biopharmaceutical ecosystem has become increasingly agile and efficient, with significantly lower clinical trial costs and faster patient enrollment than the global median, while maintaining high quality standards1.

“We believe we are entering a new era of rapid growth in the global biotech economy, driven by greater innovation capability in China and Asia and a resurgence of investment in high growth international markets across Asia. With our new business model, we are uniquely positioned to strategically create significant value for patients and investors,” said Mr. Fu Wei, Executive Chairman of I-Mab. “Through the strategic insight of our expanded Board, backing by CBC Group,

Asia’s largest dedicated healthcare asset management firm, and our dual listing strategy, I-Mab is ideally placed to partner with leading global innovators to identify and accelerate high-value assets. The proposed dual listing on both NASDAQ and HKEX is a key element of our global growth strategy. This move will enable us to broaden and diversify our investor base, and enhance trading liquidity and access to capital, while strengthening our presence with key stakeholders in the rapidly growing Asian market.”

“2025 has been a time of significant progress for I-Mab. Presentation of compelling Phase 1b givastomig combination data reinforced our confidence in its potential to be a best-in-class Claudin 18.2-directed therapy for gastric cancer and drove our plans to initiate a global randomized Phase 2 study, expected to begin in Q1 2026. In addition, the Company recently secured additional capital, and has attracted seasoned biotech executives to the Board of Directors and Scientific Advisory Board,” said Sean Fu, PhD, Chief Executive Officer (CEO) of I-Mab. “With the strong foundation from our work on givastomig, and excellent progress this year, we are optimistic about moving forward with our new strategy. Our new global platform allows us to uphold our commitment to value creation by realizing the full potential of innovative medicines and improving the lives of patients.”

The NovaBridge Business Model and Pipeline

The Company intends to partner with leading innovators to identify and accelerate high-value assets. Our model integrates rigorous asset selection, bespoke translational strategies, and efficient clinical execution. With the backing of CBC Group, we leverage deep local insights and global capabilities to develop the most promising drug candidates across a range of therapeutic categories.

The Company will utilize a “hub-and-spoke” model to create and advance specialized subsidiary companies (spokes) which maintain operational focus and agility. By focusing each spoke on a specific asset or therapeutic area, the Company can optimally manage risk and create value through potential partnering transactions.

Pipeline:

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Givastomig, a potential best-in-class Claudin 18.2 X 4-1BB bispecific antibody, is in Phase 1b clinical trials for the potential treatment of gastric cancer and other Claudin 18.2-positive gastrointestinal malignancies. A global, randomized Phase 2 study is planned, with the enrollment of the first patient targeted in Q1 2026. Givastomig is being jointly developed through a global partnership with ABL Bio, in which I-Mab is the lead party and shares worldwide rights, excluding Greater China and South Korea, equally with ABL Bio.
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Ragistomig is an anti-PD-L1 X 4-1BB bispecific antibody. Built on Phase 1 clinical data, an ongoing Phase 1b study designed to expand the therapeutic index is expected to yield results in 2H 2026. The program is being jointly developed with ABL Bio.
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Uliledlimab targets CD73, the rate-limiting enzyme critical for adenosine-driven immunosuppression in the tumor microenvironment. Progression free survival (PFS) data are expected in 2H 2026 from an ongoing randomized Phase 2 trial evaluating uliledlimab + toripalimab compared to pembrolizumab alone or toripalimab alone. I-Mab owns worldwide rights to uliledlimab outside of Greater China.

VIS-101, to be acquired by Visara, a newly formed I-Mab subsidiary, under the new business model, is a bifunctional biologic targeting VEGF-A and ANG2, currently in Phase 2 development

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VIS-101 is a novel bifunctional biologic targeting VEGF-A and ANG-2, and a more potent molecule that could potentially provide more durable treatment benefits for patients with wet AMD, DME, and retinal vein occlusion (RVO) than current standard of care. VIS-101 has completed initial safety and dose-escalation studies in both the US and China, and is currently completing a randomized, dose-ranging Phase 2 study in China. VIS-101 is anticipated to be Phase 3-ready in 2026.
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Acquisition will be completed by a newly formed subsidiary, Visara. Visara, a clinical-stage biopharmaceutical company focusing on the development of best-in-class ophthalmic therapeutics, will be launched with an approximately $37M capital infusion from I-Mab and the contribution of certain rights by AffaMed Therapeutics (HK) Limited. The capital contributions to Visara and its acquisition of VS-101 (collectively, the Transactions) are cross-conditioned, and are expected to close later this month. The Company has also signed a separate termsheet with Everest Medicines (HKEX 1952.HK) to potentially out-license greater China rights for VIS-101 and collaborate on global clinical development. Following completion of the Transactions, I-Mab will be the majority shareholder of Visara, and Visara will control global rights to VS-101.
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Visara is led by Co-Founder and Executive Chairman Emmett T. Cunningham, Jr., MD, PhD, MPH. Dr. Cunningham has been a physician, innovator, entrepreneur, and investor for more than 25 years, formerly serving as Senior Managing Director at Blackstone Group L.P. and Managing Director at Clarus Ventures, LLC. Dr. Cunningham is also an internationally recognized specialist in infectious and inflammatory eye disease with over 450 co-authored publications.

“VIS-101 is anticipated to be second-in-class with best-in-class potential, based on bioengineered, superior target neutralizing capabilities,” said Dr. Cunningham, Co-Founder and Executive Chairman of Visara. “Leveraging the speed, quality, and unique advantages of dedicated teams in North America and Asia, Visara will seek accelerated global clinical development and regulatory approvals.”

Organizational Overview

The Company will build on the strength of the I-Mab Board, led by Mr. Fu Wei, Executive Chairman, including the expanded Scientific Advisory Board and new Research and Development Committee. The Executive Leadership Team will include Sean Fu, PhD, Chief Executive Officer; Phillip Dennis, MD, PhD, Chief Medical Officer; Kyler Lei, Chief Financial Officer; and Claire Xu, MD, PhD, Senior Vice President, Clinical Development.

Kyler Lei has been appointed as the Chief Financial Officer of I-Mab, effective October 16, 2025. Kyler is a global capital markets and investor relations professional with extensive experience in healthcare, equity research, corporate communications, corporate finance and strategy. Kyler will be primarily responsible for overseeing overall financial strategy and management, corporate finance and capital markets, corporate development and operations. Prior to joining I-Mab, Kyler served as Deputy General Manager and Head of Capital Markets at Sino Biopharmaceutical Limited (HKEX: 1177.HK).

“I am enthusiastic about starting on this new chapter with Kyler, and leveraging his expertise in global capital markets and financial strategy to make our new business model a resounding success,” said Dr. Fu, CEO.

Dr. Fu added, “I would like to extend our gratitude to Joseph Skelton for his tremendous contributions in shaping I-Mab’s success. We wish him all the best in his future endeavors.”

Business Update Webinar

The Company will review its new business model, strategic focus and upcoming milestones by webcast on Thursday, October 16, 2025, and Friday, October 17, 2025

Webcast and Conference Call Details:

In English:

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Date: Thursday, October 16, 2025
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Time: 5:00 PM ET
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Dial-in number (US): 1-877-407-0784
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Dial-in number (International): 1-201-689-8560
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Webcast info: please click here

In Chinese:

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Date: Friday, October 17, 2025
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Time: 5:00 PM HKT/5:00 AM ET

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Webcast info: please click here, and note Kyler Lei as the CLSA contact

A replay of the webinar will be accessible on the Events page of the Company website for 90 days.

Sources

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Proprietary McKinsey Research Report, 2025

About I-Mab

I-Mab (NASDAQ: IMAB) is a global biotechnology platform company committed to accelerating access to innovative medicines. We combine deep business development expertise with agile translational clinical development to identify, accelerate, and advance breakthrough assets. By bridging science, strategy, and execution, I-Mab enables transformative therapies to progress rapidly from discovery toward patients in need. Following this business model change, the Company announced that it intends to change its name to NovaBridge Biosciences on October 16, 2025, which is subject to Extraordinary General Meeting (EGM) approval on October 24, 2025.

The Company’s differentiated pipeline is led by givastomig, a potential best-in-class, bispecific antibody (Claudin 18.2 x 4-1BB), and VIS-101, a second-in-class, potentially best-in-class bifunctional biologic, targeting VEGF-A and ANG2.

Givastomig conditionally activates T cells via the 4-1BB signaling pathway in the tumor microenvironment where Claudin 18.2 is expressed. Givastomig is being developed to treat Claudin 18.2-positive gastric cancer and other gastrointestinal malignancies. I-Mab is also collaborating with its partner, ABL Bio, for the development of ragistomig, a bispecific antibody integrating PD-L1 as a tumor engager and 4-1BB as a conditional T cell activator, in solid tumors. Additionally, I-Mab owns worldwide rights outside of China to uliledlimab, an anti-CD73 antibody that targets adenosine-driven immunosuppression in cancer.

VIS-101 targets VEGF-A and ANG-2 to provide more potent and durable treatment benefits for patients with wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). VIS-101 is currently completing a large, randomized, dose-ranging Phase 2 study for wet AMD. Following completion of the Transactions, I-Mab will be the majority shareholder of Visara, and Visara will control global rights to VIS-101.

For more information, please visit https://www.i-mabbiopharma.com and follow us on LinkedIn.

Dual Listing on NASDAQ and Hong Kong Stock Exchange

More information on I-Mab’s intention to pursue an IPO in Hong Kong and seek a listing on the Hong Kong Stock Exchange (HKEX) will be forthcoming.

The timing, size, structure, and specific terms of the Proposed Offering have not been determined and remain subject to market conditions and approvals by the relevant regulatory authorities, including the HKEX (and the Listing Committee) and any other applicable regulatory bodies. There can be no assurance as to whether, when, or on what terms the Proposed Hong Kong Listing will be completed.

Subject to regulatory and corporate approvals, the Company currently expects to maintain its existing listing of American Depositary Shares (ADSs) on NASDAQ and to pursue a dual listing in the US and Hong Kong. Final decisions will be made in light of market conditions and regulatory feedback.

This announcement is for information purposes only and does not constitute, or form part of, any invitation or offer to acquire, purchase or subscribe to any securities of the Company. Shareholders and potential investors should exercise caution when dealing in the securities of the Company.

Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “believes”, “designed to”, “anticipates”, “future”, “intends”, “plans”, “potential”, “estimates”, “confident”, and similar terms or the negative thereof. I-Mab may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding: the potential benefits of the new corporate strategy, intention to pursue a Hong Kong IPO, potential for a new dual NASDAQ Global Market and Hong Kong Stock Exchange (HKEX) listing, new leadership appointments, the pending VIS-101 acquisition, and the planned capitalization of Visara, the expected approval of shareholder proposals at the upcoming EGM, the strategy, clinical development, plans, results, safety and efficacy of givastomig and VIS-101 and its other drug candidates, the strategic and clinical development of I-Mab’s drug candidates, including givastomig and VIS-101; anticipated clinical milestones and results, and related timing; and the Company’s anticipated cash runway. Forward-looking statements involve inherent risks and uncertainties that may cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to the following: the Company’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may or may not support further development or New Drug Application/Biologics License Application (NDA/BLA) approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of the Company’s drug candidates; the Company’s ability to achieve commercial success for its drug candidates, if approved; the Company’s ability to obtain and maintain protection of intellectual property for its technology and drugs; the Company’s reliance on third parties to conduct drug development, manufacturing and other services; the Company’s limited operating history and the Company’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; and those risks more fully discussed in the “Risk Factors” section in I-Mab’s annual report on Form 20-F filed with the SEC on April 3, 2025 as well as the discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the SEC. All forward-looking statements are based on information currently available to the Company. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

I-Mab Investor & Media Contacts

PJ Kelleher	Kyler Lei
LifeSci Advisors	I-Mab
+1-617-430-7579	+1-240-745-6330
pkelleher@lifesciadvisors.com	kyler.lei@imabbio.com
IR@imabbio.com